

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 14, 2017

<u>Via E-mail</u>
George A. Makris, Jr.
Chairman and Chief Executive Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, AR 71601

> **Re:** **Simmons First National Corporation**
> **Registration Statement on Form S-4**
> **Filed January 20, 2017**
> **File No. 333-215647**

Dear Mr. Makris:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus Cover Page</u>

1. Please disclose the maximum number of shares of Simmons common stock that may be issued in the merger.

<u>The HCIC Special Meeting</u>

<u>Shares Held by Executive Officers and Directors, page 33</u>

2. We note your disclosure that certain of HCIC's directors and executive officers have agreed to vote their shares in favor of the merger proposal. Please file these voting agreements as exhibits to the registration statement with your next pre-effective amendment, or include these agreements as an attachment to the merger agreement at the end of the prospectus.

Annex III OPINION OF OLSEN PALMER LLC, page A-III-1

3.   We note that HCIC's financial advisor, Olsen Palmer LLC, directs its fairness opinion "solely" to HCIC's Board of Directors and the opinion "may not be relied upon be any other person or entity…or used…disclosed, reproduced, disseminated, quoted, summarized, or referred to…without [its] prior written consent." Because it is inconsistent with the disclosures relating to the opinion, these limitations should be deleted. Alternatively, disclose the basis for Olsen Palmer's belief that shareholders cannot rely upon the opinion to support any claims against Olsen Palmer arising under applicable state law (*e.g.*, the inclusion of an express disclaimer in Olsen Palmer's engagement letter with the Company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Olsen Palmer would have no effect on the rights and responsibilities of either Olsen Palmer or the board of directors under the federal securities laws.

4.   We also note that Exhibit 99.1 consents to the "inclusion" of Olsen Palmer's opinion. Please direct Olsen Palmer to revise to consent to the "use" of its opinion in your proxy statement/prospectus. Furthermore please revise pages 7 and 42 to disclose that Olsen Palmer has consented to the "use" of its opinion in your proxy statement/prospectus.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Frank M. Conner III, Esq.